Building wealth through developing and operating major copper & gold mines

TASEKO ANNOUNCES EARNINGS FOR THIRD QUARTER 2011

This release should be read with the unaudited financial statements and management’s discussion and analysis available at www.tasekomines.com and filed on www.sedar.com. Our financial results are prepared in accordance with IFRS and expressed in Canadian dollars, unless otherwise noted. Sales and production volumes for the Company’s 75%-owned Gibraltar mine are presented on a 100% basis unless otherwise indicated.

November 9, 2011, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) announces third quarter 2011 operating profit1 of $63.6 million and net earnings of $30.0 million, or $0.15 per share, compared to $0.7 million net earnings reported in the third quarter of 2010.

Highlights

Operating profit[1] was $63.6 million in the third quarter 2011, in comparison to operating profit of $8.2 million in the third quarter of 2010. Operating profit included $25.2 million gross profit from Taseko’s 75% ownership of Gibraltar operations along with hedging gains of $48.3 million.

Net operating costs of production[1] declined throughout the quarter from US$1.91/lb in July to US$1.61 /lb in August and US$1.36/lb in September as a result of cost control initiatives and increased molybdenum recovery.

The Company’s share of Gibraltar’s copper production and sales volumes for the third quarter 2011 was 16.0 million lbs and 21.8 million lbs, respectively.

The Gibraltar Development Plan 3 (“GDP3”) project is on budget, with a planned completion in December 2012. Gibraltar’s joint venture partner, Cariboo Copper Corporation (“Cariboo Copper”), has approved GDP3.

New Prosperity has entered the Federal environmental review process, as announced by the Canadian Environmental Assessment Agency (“CEAA”) on November 7th, 2011.

Advancement of the Aley Niobium project continues, with an inferred resource of 159 million tons grading 0.43%[2] (assumes 0.20% of Nb O cut off); a feasibility study and concurrent upgrade of 2 5 resources to measured and indicated category is expected to be completed in 2012.

Russell Hallbauer, President and CEO of Taseko, remarked “We are continuing to make progress on Gibraltar operations and on our key projects during the third quarter, illustrating our strategy to create shareholder value by growing the company organically.”

Mr. Hallbauer added, “Gibraltar site production costs declined throughout the quarter as a result of site personnel’s successes in cost controls and molybdenum recovery improvement. In addition, the GDP3 project is advancing on time and on budget, with more than 60% of costs committed and confirmed. We are also pleased to announce that Cariboo Copper has approved their participation in the project.

Mr. Hallbauer continued, “New Prosperity has entered into the Federal environmental review process, an important step in the advancement of the project. CEAA’s commitment to a maximum 12 month timeline and assurance that information obtained from the previous environmental process will be used is evidence of their

1 Operating profit and net operating costs of production are non-GAAP financial performance measures. See pages 20-23 of our MD&A.
2 See September 12th, 2011 news release titled “Taseko Announces Inferred Resource at Aley Niobium Project”

1500-1040 West Georgia St, Vancouver BC Canada V6E 4H1
Tel 604-684-6365 Fax 604-684-8092 Toll Free 1 800-667-2114
www.tasekomines.com

commitment to work effectively with us in this process. We look forward to moving the project forward in the coming months.”

“The 2011 resource drilling program at Aley was concluded in September with a total of 16,800 meters drilled in 65 holes. This new geological information along with engineering and environmental baseline work will be the basis of a feasibility study and resource upgrade expected to be completed in 2012. Currently Aley has an inferred resource of 159 million tonnes grading 0.43% Nb2O5 announced.”

Taseko will host a conference call on Thursday, November 10, 2011 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. The conference call may be accessed by dialing (877) 303-9079 in Canada or (970) 315-0461internationally. A live and archived audio webcast will also be available at www.tasekomines.com.

The conference call will be archived for later playback until November 17, 2011 and can be accessed by dialing ((855) 859-2056 in Canada and the United States, or (404) 537-3406 internationally and using the passcode 20402490.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact: Investor Relations - 778-373-4533, toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.

1500-1040 West Georgia St, Vancouver BC Canada V6E 4H1
Tel 604-684-6365 Fax 604-684-8092 Toll Free 1 800-667-2114
www.tasekomines.com